UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                 ----------------------------------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-
          1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                              (Amendment No. 11)*


             Meritage Hospitality Group Inc., a Michigan corporation
--------------------------------------------------------------------------------
                                (Name of issuer)


                          Common Shares, $.01 par value
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                   59000K 10 1
--------------------------------------------------------------------------------
                                 (CUSIP number)


                             Christopher B. Hewett
                                   President
                               CBH Capital Corp.
                                8057 Brill Road
                             Cincinnati, Ohio 45243
                                 (513) 561-5204
--------------------------------------------------------------------------------
          (Name, address and telephone number of person authorized to receive notices and communications)


                               DECEMBER 16, 1998
--------------------------------------------------------------------------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 5 Pages

CUSIP NO.  59000K 10 1            SCHEDULE 13D                 Page 2 of 5 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CBH Capital Corp.
     65 - 0457574
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  [ ]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO TIME 2(d) OR 2(e)                                                    [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Florida
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              -0-
                       ---------------------------------------------------------
NUMBER OF                8    SHARED VOTING POWER
SHARES
BENEFICIALLY                  1,392,858
OWNED BY EACH          ---------------------------------------------------------
REPORTING                9    SOLE DISPOSITIVE POWER
PERSON WITH
                              -0-
                       ---------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              1,392,858
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,392,858
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

CUSIP NO.  59000K 10 1            SCHEDULE 13D                 Page 3 of 5 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Christopher B. Hewett

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  [ ]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO TIME 2(d) OR 2(e)                                                    [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              250,811
                       ---------------------------------------------------------
NUMBER OF                8    SHARED VOTING POWER
SHARES
BENEFICIALLY                  1,392,858
OWNED BY EACH          ---------------------------------------------------------
REPORTING                9    SOLE DISPOSITIVE POWER
PERSON WITH
                              250,811
                       ---------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              1,392,858
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,643,669
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     28.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

This Schedule 13D as previously filed is amended in Items 2, 3 and 5 by adding the material below.

ITEM 2.  IDENTIFY AND BACKGROUND.

        Item 2 is amended with the following changes:

        (a) Meritage Capital Corp., a Florida corporation, has changed its name to CBH Capital Corp. The business address of CBH Capital Corp. is 8057 Brill Road, Cincinnati, Ohio 45243.

        (b) The business address of Christopher B. Hewett is 8057 Brill Road, Cincinnati, Ohio 45243. Mr. Hewett resigned as the Issuer's President and Chief Executive Officer on October 6, 1998.

        (c) Robert E. Schermer, Jr. has been the Issuer's President and Chief Executive Officer since October 6, 1998. As of November 30, 1998, Mr. Schermer is no longer a shareholder of CBH Capital Corp. As of December 16, 1998, Mr. Schermer is no longer a director or officer of CBH Capital Corp. As a result, Mr. Schermer is no longer a member of the group that now consists of Mr. Hewett and CBH Capital Corp.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          See Item 5(c) below.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          (a)  See pages 2 and 3, nos. 11 and 13.

          (b)  See pages 2 and 3, nos. 7-10.

          (c) On December 1, 1998, Mr. Hewett received 72 newly issued Meritage Hospitality Group Inc. common shares as a result of compensation due to Mr. Hewett pursuant to the Meritage Hospitality Group Directors' Compensation Plan.

          (d)  None.

          (e)  Not applicable.







                               Page 4 of 5 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  December 18, 1998                    CBH Capital Corp.


                                              By: /s/ Christopher B. Hewett
                                                 --------------------------
                                                      Christopher B. Hewett
                                                      President


                                                  /s/ Christopher B. Hewett
                                                  -------------------------
                                                      Christopher B. Hewett
                                                      Individually



                               Page 5 of 5 Pages